

September 29, 2023

Anat Ashkenazi
Executive Vice President and Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

   Re: Eli Lilly and Company
   Form 10-K for the fiscal year ended December 31, 2022
   Response dated September 20, 2023
   File No. 001-06351

Dear Anat Ashkenazi:

   We have reviewed your September 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2023 letter.

Response dated September 20, 2023

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 37

1. We note your response to our prior comment 2 states that you have "not identified any direct or indirect consequences of climate-related regulation or business trends that have or are reasonably likely to materially affect [your] business, financial condition, or results of operations." Please include a discussion explaining in greater detail your analysis and how you concluded on the materiality of each of the items noted in our prior comment for which disclosure was not deemed necessary. For example, please explain how you determined that you "expect product demand and competitiveness to hinge centrally on the effectiveness, safety, and ease of use of our medicines and other factors directly cited in our Form 10-K."

2. We note your response to our prior comment 3. Please further address the following:
   - Your response states that occasionally your property and operations have been temporarily impacted by severe weather-related events, but such damage has not been material to your operations. Please provide us with quantitative information for each of the periods identified in our prior comment regarding weather-related damages to your property or operations.
   - Your 2022 CDP Water Security Response indicates that the primary direct and indirect use of freshwater is vital for production. Please tell us how you considered disclosure regarding the impact of water availability and quality in the manufacturing of your products, including your determination of materiality for your business and operations.
   - Please revise your disclosure to more clearly address how you could be impacted if severe weather impacts your customers. In this regard, we note your disclosure on page 7 of your Form 10-K stating that in 2022, 2021, and 2020, McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc. each accounted for a significant percentage of your consolidated revenue.
   - We note that your response states that your cost of insurance as a percentage of cost of products sold and operating expenses increased 0.086% from 2021 to 2022. Please provide us with information quantifying the cost of property insurance for each of the periods for which financial statements are presented in your Form 10-K and whether you expect any future period changes to the cost of insurance.

3. We note your response to our prior comment 4 and reissue it in part. Please quantify your carbon credit or offset purchases for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

   Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Donald A. Zakrowski, Senior VP Finance & CAO